UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: **December 27, 2004**
(Date of earliest event reported)

HEARTLAND, INC.

(Exact name of registrant as specified in its charter)

Maryland	**000-27045**	**36-4286069**
-------------------------------	-------------------------------	---
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3300 Fernbrook Lane, Suite 180
Plymouth, Minnesota 55447
(Address of principal executive offices) (Zip Code)

(866) 838-0600
(Registrant's telephone no., including area code)

22 Mound Park Drive
Springboro, Ohio 45066

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 2 – FINANCIAL INFORMATION

Item 2.01   Completion of Acquisition or Disposition of Assets.

FORWARD-LOOKING STATEMENTS. This current report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. In addition, the Registrant (Heartland, Inc., a Maryland corporation, and its subsidiaries) may from time to time make oral forward-looking statements. Actual results are uncertain and may be impacted by many factors. In particular, certain risks and uncertainties that may impact the accuracy of the forward-looking statements with respect to revenues, expenses and operating results include without imitation; cycles of customer orders, general economic and competitive conditions and changing customer trends, technological advances and the number and timing of new product introductions, shipments of products and components from foreign suppliers, and changes in the mix of products ordered by customers. As a result, the actual results may differ materially from those projected in the forward-looking statements.

Because of these and other factors that may affect the Registrant's operating results, past financial performance should not be considered an indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

On December 30, 2004, the Registrant acquired Evans Columbus, LLC an Ohio limited liability company (hereinafter "Evans Columbus") for Three Million Five Thousand ($3,005,000) Dollars, payable Five Thousand ($5,000) Dollars, which was paid at the closing, plus six-hundred thousand (600,000) shares of common stock of the Registrant which was issued to Ron Evans, the seller at closing. Should the common stock of the Registrant shall not be trading at a minimum of Five Dollars ($5.00) per share per share twelve (12) months after the December 30, 2004 date of closing, then the seller shall be compensated for the difference in additional stock.

Evans Columbus (www.evanscolumbusllc.com), a profitable company with annual sales of around 8 million US Dollars, was originally founded in 1955 as Columbus Steel Drum Company. The Company moved to its current facility consisting of a 70,000 square foot facility on seven and a half acres in 1982. The facility is currently owned by Ron Evans which Evans Columbus, leases and continue to lease at $20,000 per month. The seller purchased the company from Evans Industries, Inc. of Harvey, Louisiana, a company unrelated to the seller, in 2001.

Evans Columbus is a quality supplier of 55 gallon steel drum packaging. Its customers are primarily Fortune 500 companies in the petrol-chemical and paint industries.

SECTION 8 - OTHER EVENTS

Item 8.01   OTHER EVANTS

On January 1, 2005 the Registrant moved its corporate headquarters from 22 Mound Park Drive, Springboro, Ohio, where its subsidiary Mound Technologies, Inc. is located, to 3300 Fernbrook Lane, Suite 180, Plymouth, Minnesota, 55447, an office facility specifically set up to manage the consolidated operations of the Registrant.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01   FINANCIAL STATEMENTS AND EXHIBITS.

Financial Statements:

On or about December 27, 2004 the Registrant submitted Form 8K describing the acquisition of Evans Columbus, LLC an Ohio limited liability company, with its corporate headquarters located in Columbus, Ohio.

The audited financial statements were not available at the time of the initial filing on Form 8K are provided in this Form 8K-A.

(a) Financial Statements of Business Acquired

(b) Pro Forma Financial Information.

MEYLER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE ARIN PARK
1715 HIGHWAY 35
MIDDLETOWN, NJ 07748

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Heartland, Inc.
Plymouth, MN

We have audited the accompanying balance sheet of Evans Columbus, LLC as of December 31, 2004 and the related statements of operations and member's equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We did not observe the physical inventory (stated at $379,465) taken as of December 31, 2003, since that date was prior to our initial engagement as auditors for the Company and the Company's records do not permit adequate retroactive tests of inventory quantities.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary in the statements of operations and members equity, and cash flows had we been able to observe the physical inventory taken as of December 31, 2003, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Meyler & Company, LLC

Middletown, NJ
February 18, 2005

EVANS COLUMBUS, LLC

BALANCE SHEET
December 31, 2004

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	114,016
Accounts receivable, net of allowance for doubtful accounts of $19,922		637,060
Inventory		579,762
Prepaid expenses		37,179
Total Current Assets		1,368,017
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $16,266		388,734
LOANS RECEIVABLE, from related party		78,157
OTHER ASSETS		2,267
Total Assets	$	1,837,175

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Line of credit	$	810,989
Current portion of note payable		9,300
Current portion of capital lease obligations		115,423
Accounts payable		278,063
Accrued expenses		101,945
		1,315,720
OTHER LIABILITIES		
Note payable, less current portion		37,207
Capital lease obligations, less current portion		269,100
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		215,148
Total Liabilities and Member's Equity	$	1,837,175

The accompanying notes are an integral part of these financial statements.

EVANS COLUMBUS, LLC

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
For the Year Ended December 31, 2004

NET SALES	$7,921,792
COSTS AND EXPENSES	
Cost of goods sold	5,964,650
Selling, general and administrative	1,815,881
Depreciation and amortization	98,128
Total Costs and Expenses	7,878,659
NET OPERATING INCOME	43,133
OTHER EXPENSE	
Interest	(59,155)
NET (LOSS) INCOME	(16,022)
MEMBER'S EQUITY, beginning	246,945
MEMBER'S DISTRIBUTIONS	(15,775)
MEMBER'S EQUITY, ending	$ 215,148

The accompanying notes are an integral part of these financial statements.

EVANS COLUMBUS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss) Income	$	(16,020)
Adjustments to reconcile net (loss) income to net cash		
provided by operating activities:		
Depreciation and amortization		98,113
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable		369,374
(Increase) decrease in inventory		(200,297)
(Increase) in prepaid expenses		(6,291)
Decrease (increase) in loans receivable, related party		10,000
(Decrease) increase in accounts payable		(162,624)
(Decrease) increase in accrued expenses		(13,179)
NET CASH PROVIDED BY OPERATING ACTIVITIES		79,076

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment		(72,480)
NET CASH USED IN INVESTING ACTIVITIES		(72,480)

CASH FLOWS FROM FINANCING ACTIVITIES

Increase in line of credit		150,000
Payments on notes payable		(88,000)
Payments on capitalized lease obligations		(88,123)
Distributions to member		(15,775)
NET CASH USED IN FINANCING ACTIVITIES		(41,898)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(35,302)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		149,318
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	114,016

Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	53,532

Non-Cash Investing and Financing Activities:

Exchange of property and equipment in a sale/leaseback transaction:		
Increase in property and equipment	$	(3,162)
Decrease in notes payable	$	(217,493)
Increase in capitalized lease obligations	$	220,655

The accompanying notes are an integral part of these financial statements.

7

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE A - DESCRIPTION OF BUSINESS

The Company and Nature of Business

Evans Columbus, LLC (the "Company") was originally incorporated under the name Central Ohio Drum LLC on April 4, 2001. The Company manufactures 55-gallon steel drums and distributes them throughout the Midwestern United States. In December 2004, the Company was acquired by Heartland, Inc.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The company considers all highly-liquid investments, with a maturity of three months or less when purchased, to be cash equivalents.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash, accounts receivable and accounts payable approximate fair value due to their relatively short maturities. The notes and capital leases payable are recorded at carrying value with terms as in Note G. It is not practical to estimate fair value of these amounts because of the uncertainty of the timing of the payments.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in accounts receivable. Management determines the allowance based on known troubled accounts, historical experience, and other available evidence.

Inventory

Inventory consists of 55-gallon steel drum packaging, steel, and related products, and are stated on the first-in, first-out basis at the lower of cost or market.

Property and Equipment
Property and equipment is stated at cost and is being depreciated using the straight-line method over the estimated useful lives of the assets ranging from three (3) to thirty-nine (39) years. Repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Shipping
The Company's policy is to include shipping costs in cost of sales.

EVANS COLUMBUS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be taxed as a limited liability corporation for Federal and State purposes. The Company is treated as a partnership for income tax purposes and does not incur income taxes. Accordingly, the member is taxed individually on the Company's earnings and accordingly, no provision for income taxes is included in the financial statements.

Revenue Recognition

Revenue is recognized at the time of shipment to the customer.

NOTE C – INVENTORY

Inventory at December 31, 2004 consists of the following:

Raw materials	$	450,394
Work-in-process		125,658
Finished goods		3,710
Total Inventory	$	579,762

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 consists of the following:

Equipment held under capital lease	$	405,000
	$	405,000
Less: Accumulated depreciation		16,266
Property and Equipment, net	$	388,734

Depreciation Expense for the year ended December 31, 2004 amounted to $95,374.

NOTE E - LOANS RECEIVABLE FROM RELATED PARTY

Loans receivable from related party represents mortgage payments and expenses paid by the Company on behalf of PAR Investments Columbus, LLC ("PAR"). PAR paid $10,000 on behalf of the Company in 2004. PAR is owned by the sole member of the Company.   The amount due at December 31, 2004 is $78,157, is non-interest bearing, and has no stated terms of repayment.

EVANS COLUMBUS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE F – LINE OF CREDIT

The Company has a $2,000,000 revolving line of credit with a bank through July 2005 of which $1,189,011 is available at December 31, 2004. The line bears interest at 1.85% plus London InterBank Offered Rate ("LIBOR"). At December 31, 2004, the LIBOR was 3.10%. The line is limited to 80% of eligible accounts receivable plus 50% of eligible inventory. The line is collateralized by substantially all of the Company's assets and a $1,500,000 life insurance policy on the life of the Company's member. At December 31, 2004, the Company had an outstanding balance due of $810,989.

NOTE G – NOTES PAYABLE

Notes payable consists of the following at December 31,2004:

Note payable to bank due December 2009, payable in 59 principal installments of $775 plus interest at prime. The note is collateralized by substantially all of the Company's assets and a $1,500,000 life insurance policy on the Company's member. Prime was 5.25% at December 31, 2004.	$ 46,507
Less: current portion	9,300
Long-term portion	$ 37,207

As of December 31, 2004, maturities of the note is as follows:

For the Years Ending December 31,	Amount
2005	$ 9,300
2006	9,300
2007	9,300
2008	9,300
2009	9,307
Total	$ 46,507

NOTE H – CAPITAL LEASE OBLIGATIONS

The Company entered into a sale/leaseback arrangement with the bank in November 2004 for all property and equipment. The arrangement was for 36 monthly payments of $11,141 including interest at an effective rate of 5.5% with final payment of $40,500 due November 2007.	$ 419,294
Total minimum lease payments	419,294
Less: amount representing interest	34,771
Net minimum lease payments	384,523
Less: current maturities	115,423
Long-term portion	$ 269,100

As of December 31, 2004, minimum future lease payments were as follows:

For the Years Ending December 31,	Amount
2005	$ 133,692
2006	133,692
2007	151,910
Total	$ 419,294

NOTE I – COMMITMENTS AND CONTINGENCIES

The Company leases its manufacturing facility from PAR, a related party (see Note E). The lease calls for monthly lease payments of not less than PAR's monthly mortgage payment, currently $20,000 per month and expires on September 30, 2007 with renewal options for four terms of five years each. The Company has guaranteed PAR's obligation under its mortgage obligation on the facility. Management believes that the value of the premises pledged as collateral for the guaranteed obligation is in excess of any future amount of the payments that may be required pursuant to the terms of the guarantee. Minimum future lease payments under the lease are as follows:

For the Years Ending December 31,	Amount
2005	$ 240,000
2006	240,000
2007	180,000
Total	$ 660,000

Rent expense amounted to $240,000 for each of the years ended December 31, 2004 and 2003.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE I – COMMITMENTS AND CONTINGENCIES (CONTINUED)

any future amount of the payments that may be required pursuant to the terms of the guarantee. Minimum future lease payments under the lease are as follows:

For the Years Ending December 31,	Amount
2008	$ 240,000
2009	240,000
2010	180,000
Total	$ 660,000

Rent expense amounted to $240,000 for each of the years ended December 31, 2004 and 2003.

In November 2004, the Company signed a letter of intent to enter into a joint venture for the purpose of operating a 55 gallon barrel factory-line in Libya. Pursuant to the letter of intent, the Company is to build a knock-down plant in that country. The Company is also to produce all necessary barrel pieces, and ship them to the knock-down plant for assembly. The Company will be paid the cost of steel plus $3 and shipping. The Libyan's are to sign a guarantee contract for three years to purchase minimum orders of 600,000 drums in year one, 900,000 drums in year two, and 1,200,000 drums in year three. The Company has paid a refundable deposit of $19,800 at December 31, 2004 in connection with this letter of intent.

NOTE J – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance in one financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the Company's uninsured cash balance was approximately $122,000.

Two customers accounted for approximately 31 % of accounts receivable at December 31, 2004. The same two customers accounted for approximately 26% of net sales for the year then ended.

HEARTLAND, INC. AND SUBSIDIARIES
PROFORMA - CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004

	Heartland Inc.	Evans Columbus, LLC	Karkela Construction Inc.	Monarch Homes Inc.	Eliminating Adjustments		Consolidated
Cash	$ 119,921	$ 114,016	$ 193,421	$ 150,996	$		$ 578,354
Accounts receivable	1,366,959	637,060	1,446,951				3,450,970
Costs in excess of billings	113,724		73,897				187,621
Inventory	509,297	579,762		3,843,570			4,932,629
Prepaid expenses and other	6,990	37,179	73,086				117,255
Total Current Assets	2,116,891	1,368,017	1,787,355	3,994,566			9,266,829
Property, Plant and Equipment, net	1,219,321	388,734	35,944	160,834	71,852	3,4	1,876,685
Other Assets							
Advances to related party		78,157		202,965			281,122
Goodwill					1,748,637	1,2,3,4	1,748,637
Security deposits	11,520	2,267					13,787
Total Other Assets	11,520	80,424	—	202,965	1,748,637		2,043,546
Investment in subsidiaries	4,335,490				(4,335,490)	1,2,3	—
Total Assets	$7,683,222	$ 1,837,175	$ 1,823,299	$ 4,358,365	$ (2,515,001)		$ 13,187,060

1   To record goodwill and eliminate investment in Karkela Construction, Inc.
2   To record goodwill and eliminate investment in Monarch Homes, Inc.
3   To record negative goodwill and eliminate investment in Evans Columbus, LLC.
4   To adjust reduce cost of property, plant and equipment and negative goodwill in Evans Columbus, LLC.

HEARTLAND, INC. AND SUBSIDIARIES
PROFORMA - CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004

	Heartland Inc.	Evans Columbus, LLC	Karkela Construction Inc.	Monarch Homes Inc.	Eliminating Adjustments	Consolidated
CURRENT LIABILITIES						
Bank lines of credit.......		$ 810,989				$ 810,989
Notes payable – land purchases..................				1,965,698		1,965,698
Convertible promissory notes payable.............	1,026,550					1,026,550
Current portion of notes payable	35,833	9,300				45,133
Current portion of capitalized lease obligations.................		115,423				115,423
Accounts payable..........	1,433,279	278,063	936,975	215,995		2,864,312
Intercompany						—
Acquisition notes payable to related parties........................	3,330,000					3,330,000
Obligations to relatedparties........	465,812		200,000	5,095		670,907
Accrued payroll taxes ...	693,630					693,630
Accrued expenses	362,344	101,945		20,666		484,955
Billings in excess of costs on uncompleted contracts	8,942		144,437			153,379
Customer deposits.........				21,068		21,068
Deferred Income Taxes			43,637	328,240		371,877
Total Current Liabilities	7,326,390	1,315,720	1,325,049	2,556,762	—	12,523,921
LONG-TERM OBLIGATIONS						
Notes payable, less current portion	504,106	37,207				541,313
Capital lease obligation, less current portion....		269,100				269,100
Notes payable to an individual.............	150,000					150,000
Deferred Income Taxes	36,126					36,126
Total Long-Term Liabilities.............	690,232	306,307	—	—	—	996,539

STOCKHOLDERS' EQUITY (DEFICIT)								
Preferred stock								
Common Stock	18,244		100	10,000	$	(10,900)	1,2	18,244
Additional paid-in Capital	5,656,911		900			900		5,656,911
Accumulated Deficit.	(6,008,555)	215,148	497,250	1,791,603		(2,504,001)		(6,008,555)
Total Stockholders' Equity (Deficit) ...	(333,400)	215,148	498,250	1,801,603		(2,515,001)		(333,400)
Total Liabilities and Stockholders' Equity (Deficit).....................	$7,683,222	$1,837,175	$1,823,299	$4,358,365		$(2,515,001)		$13,187,060

Exhibits:

Exhibit No.	Document Description
10.1	Acquisition Agreement dated December 23, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


HEARTLAND, INC.
(Registrant)


Date: June 29, 2005   By: /s/ TRENT SOMMERVILLE
                                                              Trent Sommerville
                                                              Chief Executive Officer
                                                              (Duly Authorized Officer)

Date: June 29, 2005   By: /s/ JERRY GRUENBAUM
                                                              Jerry Gruenbaum
                                                              Secretary and Interim
                                                              Chief Financial Officer
                                                              (Principal Financial
                                                              and Accounting Officer)